

R E L E A S E

TSX:GWO

Readers are referred to the cautionary note regarding Forward-Looking Information at the end of this release.

Great-West Lifeco subsidiary to sell its U.S. health care business
Lifeco's U.S. focus to be on its financial services businesses

Winnipeg, November 26, 2007 . . . Great-West Lifeco Inc. announced today that its subsidiary, U.S.-based Great-West Life & Annuity Insurance Company, has signed a definitive agreement to sell its health care business, Great-West Healthcare, to a subsidiary of CIGNA Corporation. The transaction has an enterprise value of US $2.25 billion and is expected to close during the first half of 2008, subject to regulatory and certain other approvals.

"In the United States, Great-West Lifeco will now be entirely focused on broadening and expanding its financial services business," said Raymond L. McFeetors, President and Chief Executive Officer of Great-West Lifeco.

Great-West Healthcare provides a variety of medical, dental, vision, life and disability coverage to approximately 5,200 employer groups and 2.2 million members across the United States.

"We are committed to working with CIGNA to facilitate a smooth and efficient transition for Great-West Life & Annuity's current U.S. group health care customers, distribution systems and employees," McFeetors said.

"In Great-West Healthcare, CIGNA is acquiring a well-run organization with a strong team and a reputation for quality service and innovation," said H. Edward Hanway, CIGNA chairman and chief executive officer.

Great-West Life & Annuity will receive US $1.5 billion in cash and will retain an estimated US $750 million representing the amount of equity invested in the business as at the anticipated closing date. After payment of taxes and write-offs associated with intangibles and certain other assets of the business, the Company will have approximately US $1.6 billion that will be used to repay bridge financing associated with the acquisition of Putnam Investments, LLC, which transaction was completed on August 3, 2007.

Goldman, Sachs & Co. acted as Great-West Life & Annuity's financial advisor for the transaction, and Dewey & LeBoeuf LLP acted as legal counsel.

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100 Osborne Street North, Winnipeg, MB Canada R3C 3A5
A member of the Power Financial Corporation group of companies.

Great-West Life & Annuity will continue to serve its more than 4 million financial services customers through its Great-West Retirement Services® and Individual Markets business lines. These business units offer employer-sponsored defined contribution savings plans and services, business-owned life insurance products, and individual life insurance and annuity products.

Through acquisitions and organic growth, Great-West Life & Annuity's assets under management in its Retirement Services and Individual Markets businesses have grown to US $127 billion at Sept. 30, 2007 from US $87 billion at year-end 2005. Great-West Lifeco assets under administration in the U.S., including those of Putnam, total US $336 billion.

Great-West Healthcare, a division of Great-West Life & Annuity, is a national employee benefits provider with expertise in self-funding and health care management solutions. Nationally, the division operates a health care network that includes 4,275 hospitals and 578,000 providers and provides health care services to 2.2 million people.

Great-West Life & Annuity Insurance Company, headquartered in metro-Denver, serves its customers through a full range of health care plans, life and disability insurance, annuities, and retirement savings products and services. It is an indirect, wholly owned subsidiary of Great-West Lifeco Inc. Great-West Life & Annuity Insurance Company is not licensed to do business in New York. Products are sold in New York by its subsidiary, First Great-West Life & Annuity Insurance Company, White Plains, N.Y.

Great-West Lifeco Inc. (TSX:GWO) is a financial services holding company with interests in the life insurance, health insurance, retirement savings, investment management and reinsurance businesses. The Company has operations in Canada, the United States, Europe and Asia through The Great-West Life Assurance Company, London Life Insurance Company, The Canada Life Assurance Company, Great-West Life & Annuity Insurance Company and Putnam Investments, LLC. Lifeco and its companies have over $400 billion in assets under administration. Great-West Lifeco is a member of the Power Financial Corporation group of companies.

Analyst Conference Call

The Company will host a conference call on Tuesday, November 27, 2007 at 8:30 am (EST) to discuss this transaction. This call can be accessed by dialing either Toronto local 416-406-6419; Toll Free 1-888-575-8232; or Global (Country Code) 800-9559-6849.

Cautionary Note Regarding Forward-Looking Information
This release contains forward-looking statements about the Company, including its business operations, strategy and expected financial performance and condition. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates" or negative versions thereof and similar expressions. In addition, any statement that may be made concerning future financial performance (including revenues, earnings or growth rates), ongoing business strategies or prospects, and possible future Company action, including statements made in this release by the Company in regards to the expected closing of the sale of the Great-West Healthcare business to CIGNA and the expected benefits of the transaction are also forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and are inherently subject to, among other things, risks, uncertainties and assumptions about the Company, economic factors and the insurance industry generally. They are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward-looking statements made by the Company due to, but not limited to, important factors such as sales levels, premium income, fee income, expense levels, mortality experience, morbidity experience, policy lapse rates and taxes, as well as general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, business competition, technological change, changes in government regulations, unexpected judicial or regulatory proceedings, catastrophic events, and the Company's ability to complete strategic transactions and integrate acquisitions. The reader is cautioned that the foregoing list of important factors is not exhaustive, and there may be other factors listed in other filings with securities regulators, including factors set out under "Risk Management and Control Practices" in the Company's Management Discussion and Analysis, which, along with other filings, is available for review at www.sedar.com. The reader is also cautioned to consider these and other factors carefully and to not place undue reliance on forward-looking statements. Other than as specifically required by applicable law, the Company has no intention to update any forward-looking statements whether as a result of new information, future events or otherwise.

Cautionary note regarding Non-GAAP Financial Measures
This release contains some non-GAAP financial measures. Terms by which non-GAAP financial measures are identified include but are not limited to "surplus before taxes and before write-offs associated with the intangibles and certain other assets of the business", "earnings before restructuring charges", "adjusted net income", "earnings before adjustments", "premiums and deposits", "sales", and other similar expressions. Non-GAAP financial measures are used to provide management and investors with additional measures of performance. However, non-GAAP financial measures do not have standard meanings prescribed by GAAP and are not directly comparable to similar measures used by other companies. Please refer to the appropriate reconciliations of these non-GAAP financial measures to measures prescribed by GAAP.

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For more information contact:

Marlene Klassen, APR	Lisa Gigax
Assistant Vice-President	Director, Corporate Affairs
Communication Services	Great-West Life & Annuity
Great-West Lifeco Inc.	Insurance Company
(204) 946-7705	(303) 737-6290